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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15F

  CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A
 CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
     OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR
                         SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                               Commission File Number 1-14804

      OAO Tatneft (also known as JSC Tatneft, AO Tatneft and Tatneft)

             (Exact name of registrant as specified in its charter)

    75 Lenin Street, Almetyevsk, Tatarstan, 423450 Russian Federation;
                       telephone: +7 (8553) 250-700
              (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

            Ordinary Shares, nominal value 1 Russian ruble per share
      Global Depositary Shares, each representing 20 Ordinary Shares

            (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

             Rule 12h-6(a)     (___)          Rule 12h-6(d)         (___)

             (for equity securities)          (for successor registrants)

             Rule 12h-6(c)     (___)           Rule 12h-6(i)         ( X )

             (for debt securities)            (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.   OAO Tatneft  ("Tatneft" or the  "Company")  first incurred the duty to file reports under the Securities  Exchange Act of 1934 (the "Exchange  Act") in
     March 1998 when the Company  filed a  registration  statement  on Form 20-F with the Securities and Exchange  Commission (the "SEC") in connection with the listing of American Depositary  Receipts (the "ADRs")  representing its ordinary shares on the New York Stock Exchange (the "NYSE").

B.   For the 12 months  preceding the filing of this Form,  Tatneft has filed or submitted all reports  required under Exchange Act section 13(a) or section
     15(d) and corresponding  Commission  rules,  including its annual report on
     Form 20-F for the fiscal year ending December 31, 2005.

Item 2. Recent United States Market Activity

Tatneft's  securities  were  last  sold in the  United  States  in a  registered offering under the Securities Act of 1933 in 1998 in connection with the listing of Tatneft securities on the NYSE.

Item 3. Foreign Listing and Primary Trading Market

A.   The primary trading  markets for Tatneft's  ordinary shares are the Russian
     Trading System (the "RTS"), and the Moscow Interbank Currency Exchange (the
     "MICEX")  (collectively,  the "Russian Stock  Exchanges") and the principal trading market for Tatneft's global depositary shares, each representing 20 ordinary  shares (the "GDS") is the London Stock Exchange (the "LSE").  The
     Russian Stock  Exchanges and the LSE constitute the primary  trading market for Tatneft's  ordinary shares.  The ordinary shares were quoted on the RTS on October 17, 1995, and listed on MICEX on August 20, 1999,  respectively.
     The GDSs were admitted to the Official List of the LSE in December 1996.

B.   During the  twelve-month  period  beginning  on June 15, 2006 and ending on
     June 15,  2007,  the  average  daily  trading  volume  of  transactions  in
     Tatneft's   ordinary   shares  effected  on  the  Russian  Stock  Exchanges
     represented  8.48%  of  the  worldwide  average  daily  trading  volume  of
     Tatneft's   ordinary  shares  and  the  average  daily  trading  volume  of transactions in Tatneft's GDS effected on the LSE represented 54.69% of the worldwide  average  daily trading  volume of its ordinary  shares (each GDS being converted into 20 ordinary shares for purposes of this  calculation).
     Tatneft has  maintained  the listing of its ordinary  shares on the Russian
     Stock  Exchanges  and  the  listing  of its  GDSs on the  LSE  since  then, including  at the time of filing this Form 15F and during the  preceding 12 months

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

On May 14, 2006,  Tatneft's  GDS and ordinary  shares were held of record by 112 persons resident in the United States.

Source: (i) The Company's independent share registrar.

        (ii) DF King  (Europe)  Limited and its  parent,  DF King & Co,Inc., acted in connection with the identification of United States holders of GDSs and those  ordinary shares held through nominees located in the U.S. based on the information provided by the
             Company.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

Not  applicable.

Item 8. Prior Form 15 Filers

Tatneft  filed a Form 15 with the SEC on  December  15,  2006 to  terminate  the registration  of its equity  securities  under Section 12(g) of the Exchange Act and suspend its  reporting  obligations  under Section 15(d) of the Exchange Act pursuant to Exchange Act Rules 12g-4(a)(2)(i) and 12h-3(b)(2)(i), respectively.

Part II

Item 9. Rule 12g3-2(b) Exemption

Tatneft will publish the information  required under Rule  12g3-2(b)(1)(iii)  on its website http://www.tatneft.ru.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The Company  hereby  undertakes to withdraw this Form 15F if, at any time before the  effectiveness of the termination of reporting under Rule 12h-6, the Company has actual  knowledge of information  that causes it reasonably to believe that, at the time of filing the Form 15F:

1.   Its  ordinary  shares  were  held of record  by 300 or more  United  States residents or 300 or more persons worldwide; or

2.   The Company  otherwise did not qualify for  termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, OAO Tatneft
has  duly  authorized  the  undersigned  person  to  sign  on  its  behalf  this certification  on  Form  15F.  In so  doing,  OAO  Tatneft  certifies  that,  as represented  on this Form, it has complied with all of the  conditions set forth in Rule  12h-6 for  terminating  its  registration  under  section  12(g) of the
Exchange  Act, or its duty to file reports  under section 13(a) or section 15(d)
of the Exchange Act, or both.

June 29, 2007                  Name By /s/ /Shafagat F. Takhautdinov/
Date                           Title        General Director